UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

The Carlyle Group Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

14316J108

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 14316J108	Schedule 13G	Page 1 of 5

1	Names of Reporting Persons Daniel A. D’Aniello
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 0
	7	Sole Dispositive Power 44,499,644
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 44,499,644
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 12.6%
12	Type of Reporting Person IN

ITEM 1.	(a)	Name of Issuer:

The Carlyle Group Inc. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

1001 Pennsylvania Avenue, NW

Washington, D.C. 20004-2505

ITEM 2.	(a)	Name of Person Filing:

This statement is being filed by Daniel A. D’Aniello (the “Reporting Person”).

(b)	Address or Principal Business Office:

The business address of the Reporting Person is c/o The Carlyle Group, 1001 Pennsylvania Avenue, NW, Suite 220 South, Washington, D.C. 20004-2505.

(c)	Citizenship of each Reporting Person is:

The Reporting Person is a citizen of the United States.

(d)	Title of Class of Securities:

Common Stock, par value $0.01 per share (“Common Stock”).

(e)	CUSIP Number:

14316J108

ITEM 3.

Not applicable.

ITEM 4.	Ownership.

(a-c)

The ownership information reported herein represents beneficial ownership of Common Stock as of December 31, 2020, based upon 353,520,576 shares of Common Stock outstanding as of December 31, 2020.

Reporting Person	Amount beneficially owned	Percent of class:	Sole power to vote or to direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Daniel A. D’Aniello	44,499,644	12.6%	0	0	44,499,644	0

The Reporting Person beneficially owns 44,499,644 shares of Common Stock, consisting of: (a) 43,987,102 shares of Common Stock directly held by him; (b) 495,542 shares of Common Stock held by a trust for the benefit of the reporting person’s family, of which the Reporting Person is the special purpose trustee with sole investment power; and (c) 17,000 shares of Common Stock held by Carlyle Group Management L.L.C. over which the Reporting Person retains investment power.

In connection with the conversion of the Issuer from a Delaware limited partnership to a Delaware corporation (the “Conversion”), senior Carlyle professionals and certain of the other former limited partners of Carlyle Holdings I L.P., Carlyle Holdings II L.P. and Carlyle Holdings III L.P. (collectively, the “Carlyle Holdings Partnerships”) who became holders of shares of Common Stock in connection with the Conversion were generally required to grant an irrevocable proxy to Carlyle Group Management L.L.C. (collectively, the “Proxies”). The Proxies empower Carlyle Group Management L.L.C. at any time prior to the Termination Time (as defined below), in its sole and absolute discretion, to vote or cause to be voted all shares beneficially owned by such holders, and any and all other shares or securities of the Issuer issued or issuable in respect thereof acquired after the date of the Proxies, at every annual or special meeting of the Issuer’s stockholders on all matters in respect of which such shares are entitled to vote (and execute and deliver any written consents in lieu of stockholders meetings). Shares of Common Stock shall cease to be subject to the Proxies to the extent any such holders cease to hold of record or beneficially own such shares, whether as a result of transfer or otherwise.

The Proxies terminate on the earlier of (i) such time as Carlyle Group Management L.L.C. ceases to have beneficial ownership over Common Stock representing at least 20% of the total voting power of all then outstanding shares of the Issuer’s capital stock entitled to vote generally in the election of directors, and (ii) January 1, 2025 (the “Termination Time”).

Due to the Proxy granted by the Reporting Person to Carlyle Group Management L.L.C., the Reporting Person does not have any voting power over the shares of Common Stock reported herein.

ITEM 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

ITEM 8.	Identification and Classification of Members of the Group.

Not applicable.

ITEM 9.	Notice of Dissolution of Group.

Not applicable.

ITEM 10.	Certification.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2021

/s/ Daniel A. D’Aniello
Daniel A. D’Aniello